SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 44)*

                          Lone Star Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    542312103
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 8,853,672 shares, which constitutes approximately 30.9% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 28,634,028 shares outstanding.

1.       Name of Reporting Person:

         Alpine Capital, L.P.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [_]

6.       Citizenship or Place of Organization:  Texas

Number of Shares        7.      Sole Voting Power:  6,546,572(1)
Beneficially
Owned By                8.      Shared Voting Power:  -0-
Each
Reporting               9.      Sole Dispositive Power:  6,546,572(1)
Person
With                    10.     Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,546,572

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11): 22.9%

14.      Type of Reporting Person:  PN

------------------------

(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.       Name of Reporting Person:

         Robert W. Bruce III

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [_]

6.       Citizenship or Place of Organization:  USA

Number of Shares        7.      Sole Voting Power: -0-
Beneficially
Owned By                8.      Shared Voting Power:  6,574,072(1)
Each
Reporting               9.      Sole Dispositive Power:  -0-
Person
With                    10.     Shared Dispositive Power: 6,574,072(1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,574,072(1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11): 23.0%

14.      Type of Reporting Person:  IN

------------------------

(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 6,546,572 shares, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation, with respect to 27,500 shares.

1.       Name of Reporting Person:

         Algenpar, Inc.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [_]

6.       Citizenship or Place of Organization:  Texas

Number of Shares        7.      Sole Voting Power: -0-
Beneficially
Owned By                8.      Shared Voting Power:  6,546,572(1)(2)
Each
Reporting               9.      Sole Dispositive Power:  -0-
Person
With                    10.     Shared Dispositive Power: 6,546,572(1)(2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,546,572(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11): 22.9%

14.      Type of Reporting Person:  CO

------------------------

(1) Power is exercised through its President, J. Taylor Crandall. (2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.       Name of Reporting Person:

         J. Taylor Crandall

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [_]

6.       Citizenship or Place of Organization:  USA

Number of Shares        7.      Sole Voting Power: -0-
Beneficially
Owned By                8.      Shared Voting Power:  6,574,072(1)
Each
Reporting               9.      Sole Dispositive Power:  -0-
Person
With                    10.     Shared Dispositive Power: 6,574,072(1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,574,072(1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11): 23.0%

14.      Type of Reporting Person:  IN

------------------------

(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 6,546,572 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 27,500 shares.

1.       Name of Reporting Person:

         The Anne T. and Robert M. Bass Foundation

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds:  Working Capital

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [_]

6.       Citizenship or Place of Organization:  Texas

Number of Shares        7.      Sole Voting Power:  27,500 (1)
Beneficially
Owned By                8.      Shared Voting Power:  -0-
Each
Reporting               9.      Sole Dispositive Power:  27,500 (1)
Person
With                    10.     Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         27,500

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11): 0.1%

14.      Type of Reporting Person:  CO

------------------------

(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

1.       Name of Reporting Person:

         Anne T. Bass

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [_]

6.       Citizenship or Place of Organization:  USA

Number of Shares        7.      Sole Voting Power: -0-
Beneficially
Owned By                8.      Shared Voting Power:  27,500 (1)
Each
Reporting               9.      Sole Dispositive Power:  -0-
Person
With                    10.     Shared Dispositive Power: 27,500 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         27,500 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11): 0.1%

14.      Type of Reporting Person:  IN

------------------------

(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.       Name of Reporting Person:

         Keystone, Inc.

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [_]

6.       Citizenship or Place of Organization:  Texas

Number of Shares        7.      Sole Voting Power:   2,279,600 (1)
Beneficially
Owned By                8.      Shared Voting Power:  -0-
Each
Reporting               9.      Sole Dispositive Power:  2,279,600 (1)
Person
With                    10.     Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,279,600

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11): 8.0%

14.      Type of Reporting Person:  CO

------------------------

(1)  Power is exercised through its President and sole director, Robert M. Bass.

1.       Name of Reporting Person:

         Robert M. Bass

2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [_]

6.       Citizenship or Place of Organization:  USA

Number of Shares        7.      Sole Voting Power:  2,279,600 (1)
Beneficially
Owned By                8.      Shared Voting Power:  27,500 (1)
Each
Reporting               9.      Sole Dispositive Power:  2,279,600 (1)
Person
With                    10.     Shared Dispositive Power: 27,500 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,307,100 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [_]

13.      Percent of Class Represented by Amount in Row (11): 8.1%

14.      Type of Reporting Person:  IN

------------------------

(1) Solely in his capacity as President and sole director of Keystone, Inc. with respect to 2,279,600 shares, and in his capacity as a director of The Anne
T. and Robert M. Bass Foundation with respect to 27,500 of the shares.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 22, 1993, as amended by Amendment No. 1 dated August 26, 1993, Amendment No. 2 dated November 26, 1993, Amendment No. 3 dated April 21, 1994, Amendment No. 4 dated April 27, 1994, Amendment No. 5 dated August 3, 1994, Amendment No. 6 dated September 28, 1994, Amendment No. 7 dated November 2, 1994, Amendment No. 8 dated November 9, 1994, Amendment No. 9 dated January 20, 1995, Amendment No. 10 dated February 7, 1995, Amendment No. 11 dated February 28, 1995, Amendment No. 12 dated March 21, 1995, Amendment No. 13 dated August 17, 1995, Amendment No. 14 dated November 1, 1995, Amendment No. 15 dated February 12, 1997, Amendment No. 16 dated November 12, 1997, Amendment No. 17 dated December 12, 1997, Amendment No. 18 dated July 7, 1998, Amendment No. 19 dated July 8, 1998, Amendment No. 20 dated July 24, 1998, Amendment No. 21 dated July 27, 1998, Amendment No. 22 dated August 5, 1998, Amendment No. 23 dated August 14, 1998, Amendment No. 24 dated September 30, 1998, Amendment No. 25 dated October 13, 1998, Amendment No. 26 dated November 11, 1998, Amendment No. 27 dated November 23, 1998, Amendment No. 28 dated December 4, 1998, Amendment No. 29 dated December 16, 1998, Amendment No. 30 dated December 29, 1998, Amendment No. 31 dated January 13, 1999, Amendment No. 32 dated January 29, 1999, Amendment No. 33 dated February 19, 1999, Amendment No. 34 dated October 23, 2000, Amendment No. 35 dated May 2, 2001, Amendment No. 36 dated October 18, 2002, Amendment No. 37 dated April 28, 2003, Amendment No. 38 dated May 23, 2003, Amendment No. 39 dated June 17, 2003, Amendment No. 40 dated July 21, 2003, Amendment No. 41 dated October 20, 2003, Amendment No. 42 dated December 11, 2003 and Amendment No. 43 dated December 22, 2003 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Lone Star Technologies, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

No material change.

Item 2.  IDENTITY AND BACKGROUND.

No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON        SOURCE OF FUNDS                 AMOUNT OF FUNDS
----------------        ---------------                 ---------------

Alpine                  Working Capital (1)             $86,806,059.24 (2)

R. Bruce                Not Applicable                  Not Applicable

REPORTING PERSON        SOURCE OF FUNDS                 AMOUNT OF FUNDS
----------------        ---------------                 ---------------

Algenpar                Not Applicable                  Not Applicable

Crandall                Not Applicable                  Not Applicable

Foundation              Working Capital (1)             $ 1,790,976.68 (3)

A. Bass                 Not Applicable                  Not Applicable

Keystone                Working Capital (1)             $29,418,344.85

R. Bass                 Not Applicable                  Not Applicable

(1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

(2) This figure represents the total amount expended by Alpine for all purchases of the Stock without subtracting sales; therefore, such figure does not represent Alpine's net investment in shares of the Stock. Alpine's net investment in shares of the Stock is $15,517,591.57.

(3) This figure represents the total amount expended by Foundation for all purchases of shares of the Stock without subtracting sales. The Foundation has recouped from sales its entire investment in the Stock.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding at the end thereof the following:

         On February 3, 2004, Alpine entered into a written plan pursuant to Rule 10b5-1 under the Act, under which Alpine has instructed Bear Stearns & Co., Inc., as its agent, to sell up to one million shares of the Stock from February 4, 2004 through May 4, 2004, subject to the terms, conditions and restrictions set forth in the plan. Pursuant to such plan, no sales of shares of the Stock will occur until such time as Alpine is able to sell 1,000,000 shares of the Stock pursuant to Rule 144(e)(i) under the Securities Act of 1933, as amended, at which point Alpine is obligated to file a Form 144 reflecting that up to 1,000,000 shares are to be sold.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a)-(c) of Item 5 hereby are amended in their entireties to read as follows:

(a)

ALPINE

         The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 6,546,572, which constitutes approximately 22.9% of the outstanding shares of the Stock.

BRUCE

         Because of his position as one of two general partners of Alpine and as principal of Bruce Management (which has shared investment discretion over the shares of the Stock owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,574,072 shares of the Stock, which constitutes approximately 23.0% of the outstanding shares of the Stock.

ALGENPAR

         Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,546,572 shares of the Stock, which constitutes approximately 22.9% of the outstanding shares of the Stock.

CRANDALL

         Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 6,574,072 shares of the Stock, which constitutes approximately 23.0% of the outstanding shares of the Stock.

FOUNDATION

         The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 27,500, which constitutes approximately 0.1% of the outstanding shares of the Stock.

A. BASS

         Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 27,500 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

KEYSTONE

         The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,279,600, which constitutes approximately 8.0% of the outstanding shares of the Stock.

R. BASS

         Because of his position as a director of Foundation and because of his position as the President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,307,100 shares of the Stock, which constitutes approximately 8.1% of the outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

ALPINE

         Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,546,572 shares of the Stock.

BRUCE

         As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 6,546,572 shares of the Stock. As principal of Bruce Management (which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

ALGENPAR

         As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 6,546,572 shares of the Stock.

CRANDALL

         As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 6,546,572 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

FOUNDATION

         Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

A. BASS

         As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

KEYSTONE

         Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,279,600 shares of the Stock.

R. BASS

         As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock. As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,279,600 shares of the Stock.

(c) Since the most recent filing on Schedule 13D, Alpine has sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

DATE                    NO. OF UNITS SOLD               PRICE PER UNIT
----                    -----------------               --------------

12/22/03                      30,000                    $ 15.46
12/23/03                      42,500                    $ 15.84
12/29/03                      25,800                    $ 16.00
12/30/03                      25,800                    $ 16.37
12/31/03                       9,300                    $ 15.91
1/05/04                        8,000                    $ 15.58
1/06/04                        8,500                    $ 15.88

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the most recent filing on Schedule 13D.

(d) - (e)

No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the exhibits filed herewith and previously, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   February 4, 2004

                                   ALPINE CAPITAL, L.P.


                                   By:  /s/ Robert W. Bruce III
                                        ---------------------------------------
                                        Robert W. Bruce III,
                                        Manager


                                   /s/ Robert W. Bruce III
                                   --------------------------------------------
                                   ROBERT W. BRUCE III


                                   ALGENPAR, INC.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy,
                                        Vice President


                                   /s/ Kevin G. Levy
                                   --------------------------------------------
                                   KEVIN G. LEVY,
                                   Attorney-in-Fact for:


                                   J. TAYLOR CRANDALL (1)
                                   THE ANNE T. AND ROBERT M. BASS FOUNDATION (2) ANNE T. BASS (3)
                                   ROBERT M. BASS (4)


                                   KEYSTONE, INC.


                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy,
                                        Vice President


(1)  A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of
J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX

EXHIBIT                    DESCRIPTION

99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.